M. Timothy Elder

Direct Tel: (404) 815-3532

Direct Fax: (404) 685-6832

telder@sgrlaw.com

VIA EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

Re:	SunLink Health Systems, Inc.

Schedule 13E-3 filed February 5,2013

Ladies and Gentlemen:

We represent SunLink Health Systems, Inc. (“SunLink” or the “Company”) in connection with the above referenced filing. As previously discussed with Mr. Hindin, the Offer is an odd lot tender offer which is being filed on Schedule 13E-3 because successful completion of the Offer may result in a going private transaction. Please note that through Mr. Hindin we have had extensive discussions on a pre-filing basis with the Office of Mergers & Acquisitions with respect to the structure of the Offer, including the per holder bonus structure. In light of such discussions and Mr. Hindin’s familiarity with the issues, SunLink respectfully suggests that review of the filing by Mr. Hindin may substantially expedite the Staff’s review process.

Very truly yours,

M. Timothy Elder

SMITH, GAMBRELL & RUSSELL, LLP